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                            This filing is made pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, in connection with Registration No. 333-104956.

Prospectus

DEPOMED, INC.
17,446,960 Shares of Common Stock

        This prospectus relates to the resale from time to time by the selling shareholders of up to 17,446,960 shares of our common stock. Information on the selling shareholders, and the times and manner in which they may offer and sell shares of our common stock under this prospectus, is provided under "Selling Shareholders" and "Plan of Distribution" in this prospectus.

        Our common stock trades on the American Stock Exchange under the symbol "DMI." On May 14, 2003, the closing price for our common stock, as reported on the American Stock Exchange, was $2.99.

        Beginning on page 3, we have listed a number of "Risk Factors" which you should consider. You should read the entire prospectus carefully before you make your investment decision.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 15, 2003

ABOUT DEPOMED

Our Company

        We are a development stage company engaged in the development of pharmaceutical products based on our proprietary oral drug delivery technologies. Our primary oral drug delivery system is the patented Gastric Retention System, or the GR System. The GR System is a tablet designed to be retained in the stomach for an extended period of time while it delivers the incorporated drug or drugs on a continuous, controlled release basis. By incorporation into the GR System, some drugs currently taken two or three times a day may be administered only once a day. At present, several products containing different drug compounds incorporated in the GR System are in clinical trial development. In January 2002, a patent on our GR System was issued, which expands the coverage of our technology for the controlled delivery of a broad range of drugs from a gastric retained polymer matrix tablet to maximize therapeutic benefits. Our intellectual property position includes six issued patents and fourteen patent applications pending in the United States.

        We develop proprietary products utilizing our technology internally, as well as in collaboration with pharmaceutical and biotechnology companies. Regarding our collaborative programs, we apply our technology to the partner's compound and from these collaborations we expect to receive research and development funding, milestone payments, license fees and royalties. For our internal development programs, we apply our proprietary technology to existing drugs and typically fund development at least through Phase II clinical trials. With the Phase II clinical trial results, we generally seek a collaborative partner for marketing and sales, as well as to complete the funding of the clinical trials. We also expect to receive milestone payments, license fees and royalties from these later stage collaborations.

        Our address is 1360 O'Brien Drive, Menlo Park, California 94025, and our telephone number is (650) 462-5900.

RISK FACTORS

        You should carefully consider the following risks and uncertainties before you invest in our common stock. Investing in our common stock involves risk. We believe the following are the material risks and uncertainties we face at the present time. If any of the following risks or uncertainties actually occur, our business, financial condition or results of operations could be materially adversely affected. In any case, the trading price of our common stock could decline, and you could lose all or part of your investment. See also, "Special Note Regarding Forward-Looking Statements."

We will need additional capital to support our operations, which may be unavailable or costly.

        As of March 31, 2003, our capital resources consisted of approximately $13.0 million in cash, cash equivalents and marketable securities. We anticipate that our existing capital resources, including the proceeds from our April 2003 private placement, will permit us to meet our capital and operational requirements through April 2004. We base this expectation on our current operating plan, which may change as a result of many factors, including the following:

  •
  Greater than expected clinical development costs associated with our Ciprofloxacin GR or with our exclusive license with Biovail described below under "We will receive future payments from Biovail related to the development of Metformin GR only after Metformin GR is approved by the FDA."

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  Changes in the focus and direction of our research and development programs that could result in costly additional research and delay the eventual sale of our products.

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  Results of clinical testing and the regulatory requirements of the FDA and comparable foreign regulatory agencies that may lead to cash outlays greater than expected.

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  Results of our product licensing activities.

        Further, our existing capital resources may not be sufficient to fund our operations until such time as we may be able to generate sufficient revenues to support our operations. To the extent that our capital resources are insufficient to meet our future capital requirements, we will have to raise additional funds to continue our development programs. We may not be able to raise such additional capital on favorable terms, or at all. If we raise additional capital by selling our equity or convertible debt securities, the issuance of such securities could result in significant dilution of our shareholders' equity positions, especially if we are required to sell additional securities at the currently low trading price of our common stock. If adequate funds are not available, we may have to curtail operations significantly, or obtain funds through entering into collaboration agreements or settlements on unattractive terms.

We are at an early stage of development and are expecting operating losses in the future.

        To date, we have had no revenues from product sales and only minimal revenues from our collaborative research and development arrangements and feasibility studies. For the years ended December 31, 2000, 2001 and 2002, we had total revenues of $1.8 million, $3.7 million and $1.7 million, respectively. For the years ended December 31, 2000, 2001 and 2002 we incurred losses of $21.7 million, $17.6 million and $13.5 million, respectively. As we continue to expand our research and development efforts, we anticipate that we will continue to incur substantial operating losses for at least the next several years. Therefore, we expect our cumulative losses to increase.

We will receive future payments from Biovail related to the development of Metformin GR only after Metformin GR is approved by the FDA.

        In May 2002, we entered into an exclusive license agreement with Biovail to manufacture and market Metformin GR, our most advanced product candidate, in the United States and Canada. We are responsible for completing the clinical development of Metformin GR. Biovail will not reimburse us for any of our expenses incurred in connection with the clinical development of Metformin GR. We will not receive any payments from Biovail until the FDA approves Metformin GR for marketing in the United States, which we do not expect to occur prior to the fourth quarter of 2004, if at all. Only upon FDA approval of Metformin GR will Biovail be required to make a $25.0 million payment to us. As of March 31, 2003, we expect that the total remaining development costs for Metformin GR will be approximately $9.0 million. If we do not continue funding development costs of Metformin GR, Biovail would have the right to assume development of Metformin GR. In that event, our future payments from Biovail would be materially reduced.

Most of our revenues were derived from our relationship with Elan, which we expect to be terminated.

        We have generated all of our revenues through collaborative arrangements with pharmaceutical and biotechnology companies. In January 2000, we formed a joint venture with Elan to develop products using drug delivery technologies and expertise of both Elan and DepoMed. For the years ended December 31, 2000, 2001 and 2002, 99%, 58% and 74% of our total revenues, respectively, were derived from our joint venture with Elan. In August 2002, work on the joint venture's research and development programs ceased and we are seeking Elan's agreement to dissolve the joint venture. We do not expect to generate any future revenue from the joint venture, nor can we be certain of when it will be dissolved or of the terms of its dissolution.

Our quarterly operating results may fluctuate and affect our stock price.

        The following factors will affect our quarterly operating results and may result in a material adverse effect on our stock price:

  •
  variations in revenues obtained from collaborative agreements, including milestone payments, royalties, license fees and other contract revenues;

  •
  our success or failure in entering into further collaborative relationships;

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  decisions by collaborative partners to proceed or not to proceed with subsequent phases of the relationship or program;

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  the timing of any future product introductions by us or our collaborative partners;

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  market acceptance of the GR System;

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  regulatory actions;

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  adoption of new technologies;

  •
  the introduction of new products by our competitors;

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  manufacturing costs and capabilities;

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  changes in government funding; and

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  third-party reimbursement policies.

Our collaborative agreements may give rise to disputes over ownership of our intellectual property and may adversely affect the commercial success of our products.

        Our strategy to continue development and commercialization of products using the GR System requires that we enter into additional collaborative arrangements. Collaborative agreements are generally complex and contain provisions which may give rise to disputes regarding the relative rights and obligations of the parties. Such disputes can delay collaborative research, development or commercialization of potential products, or can lead to lengthy, expensive litigation or arbitration. In addition, the terms of collaborative partner agreements may limit or preclude us from developing products or technologies developed pursuant to such agreements. Moreover, collaborative agreements often take considerably longer to conclude than the parties initially anticipate, which could cause us to agree to less favorable agreement terms that delay or defer recovery of our development costs and reduce the funding available to support key programs.

        We may not be able to enter into future collaborative arrangements on acceptable terms, which would harm our ability to commercialize our products. Further, even if we do enter into collaboration arrangements, it is possible that our collaborative partners may not choose to develop and make commercial sales of products using the GR System technologies. Other factors relating to collaborations that may adversely affect the commercial success of our products include:

  •
  any parallel development by a collaborative partner of competitive technologies or products;

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  arrangements with collaborative partners that limit or preclude us from developing products or technologies;

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  premature termination of a collaboration agreement; or

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  failure by a collaborative partner to devote sufficient resources to the development and commercial sales of products using the GR System.

        Our current and any future collaborative partners may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Our collaborative partners may also terminate collaborative arrangements or otherwise decide not to proceed with development of our products. For example, one of our undisclosed collaborative partners recently elected to suspend indefinitely further development of a potential product we had developed for that partner.

We may be unable to protect our intellectual property and may be liable for infringing the intellectual property of others.

        Our success will depend in part on our ability to obtain and maintain patent protection for our technologies and to preserve our trade secrets. Our policy is to file patent applications in the United States and foreign jurisdictions. We currently hold six issued United States patents and fourteen United States patent applications are pending. Additionally, we are currently preparing a series of patent applications representing our expanding technology for filing in the United States. We have also applied for patents in numerous foreign countries. Some of those countries have granted our applications and other applications are still pending. Our pending patent applications may lack priority over others' applications or may not result in the issuance of patents. Even if issued, our patents may not be sufficiently broad to provide protection against competitors with similar technologies and may be challenged, invalidated or circumvented.

        We also rely on trade secrets and proprietary know-how. We seek to protect that information, in part, through entering into confidentiality agreements with employees, consultants, collaborative partners and others before such persons or entities have access to our proprietary trade secrets and know-how. These confidentiality agreements may not be effective in certain cases, due to, among other things, the lack of an adequate remedy for breach of an agreement or a finding that an agreement is unenforceable. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

        Our ability to develop our technologies and to make commercial sales of products using our technologies also depends on not infringing others' patents. We are not aware of any claim of patent infringement against us. However, if claims concerning patents and proprietary technologies arise and are determined adversely to us, we may consequently be subjected to substantial damages for past infringement if it is ultimately determined that our products infringe a third party's proprietary rights. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our stock price to decline.

        We may need to engage in litigation in the future to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. Our issued or licensed patents may not be held valid by a court of competent jurisdiction. Whether or not the outcome of litigation is favorable to us, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns. We may also be required to participate in interference proceedings declared by the United States Patent and Trademark Office for the purpose of determining the priority of inventions in connection with our patent applications or other parties' patent applications. Adverse determinations in litigation or interference proceedings could require us to seek licenses which may not be available on commercially reasonable terms, or at all, or subject us to significant liabilities to third parties.

It is difficult to develop a successful product. If we do not develop a successful product we will not be able to raise additional funds.

        The drug development process is costly, time-consuming and subject to unpredictable delays and failures. Before we or others make commercial sales of products using the GR System, we, our current and any future collaborative partners will need to:

  •
  conduct clinical tests showing that these products are safe and effective; and

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  obtain regulatory approval from the FDA and foreign regulatory authorities.

        We will have to curtail, redirect or eliminate our product development programs if we or our collaborative partners find that:

  •
  the GR System proves to have unintended or undesirable side effects; or

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  products which appear promising in preclinical studies do not demonstrate efficacy in larger scale clinical trials.

        Even if our products obtain regulatory approval, successful commercialization would require:

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  market acceptance;

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  cost-effective commercial scale production; and

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  reimbursement under private or governmental health plans.

        Any material delay or failure in the development and commercialization of our potential products, particularly Metformin GR or Ciprofloxacin GR, would adversely impact our financial position and liquidity and would make it difficult for us to raise financing on favorable terms, if at all.

If we are unable to obtain or maintain regulatory approval, we will be limited in our ability to commercialize our products, and our business will be harmed.

        Our lead product candidate, Metformin GR, is currently in pivotal Phase III human clinical trials. We intend to file a New Drug Application with the FDA for Metformin GR sometime after completion of Phase III human clinical trials, which is expected in the fourth quarter of 2003. However, the earliest we expect to be able to obtain FDA approval to market Metformin GR is the fourth quarter of 2004.

        In June 2002, we completed a Phase II human clinical trial with an internally developed once-daily formulation of the antibiotic drug ciprofloxacin, for urinary tract infection. We are planning to initiate Phase III clinical trials for this product, called Ciprofloxacin GR, in the second quarter of 2003.

        The regulatory process is expensive and time consuming. Even after investing significant time and expenditures on clinical trials, we may not obtain regulatory approval of our products. Data obtained from clinical trials are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. In addition, changes in regulatory policy for product approval during the period of product development and regulatory agency review of each submitted new application may cause delays or rejections. Even if we receive regulatory approval, this approval may entail limitations on the indicated uses for which we can market a product.

        Further, once regulatory approval is obtained, a marketed product and its manufacturer are subject to continual review. The discovery of previously unknown problems with a product or manufacturer may result in restrictions on the product, manufacturer or manufacturing facility, including withdrawal of the product from the market. Manufacturers of approved products are also subject to ongoing regulation, including compliance with FDA regulations governing current good manufacturing practices, or cGMP. Failure to comply with manufacturing regulations can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

If we are unable to obtain acceptable prices or adequate reimbursement for our products from third-party payors, we will be unable to generate significant revenues.

        In both domestic and foreign markets, sales of our product candidates will depend in part on the availability from third-party payors such as:

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  government health administration authorities;

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  private health insurers;

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  health maintenance organizations;

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  pharmacy benefit management companies; and

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  other healthcare-related organizations.

        If reimbursement is not available for our product candidates, demand for these products may be limited. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, including pharmaceuticals. Our product candidates may not be considered cost effective, and adequate third-party reimbursement may be unavailable to enable us to maintain price levels sufficient to realize a return on our investment.

        Federal and state governments in the United States and foreign governments continue to propose and pass new legislation designed to contain or reduce the cost of healthcare. Existing regulations affecting pricing may also change before any of our product candidates are approved for marketing. Cost control initiatives could decrease the price that we receive for any product we may develop in the future.

We may not be able to compete successfully in the pharmaceutical product and drug delivery system industries.

        Other companies that have oral drug delivery technologies competitive with the GR System include Bristol-Myers Squibb, ALZA Corporation (a subsidiary of Johnson & Johnson), Elan Corporation plc, SkyePharma plc, Biovail Corporation, Flamel Technologies S.A. and Andrx Corporation, all of which are developing oral tablet products designed to release the incorporated drugs over time. Each of these companies has patented technologies with attributes different from ours and, in some cases, with different sites of delivery to the gastrointestinal tract.

        Bristol-Myers Squibb is currently marketing a sustained release formulation of metformin, Glucophage XR, with which Metformin GR will compete. The limited license that Bristol-Myers obtained from us under our November 2002 settlement agreement extends to certain current and internally developed future products, which may increase the likelihood that we will face competition from Bristol-Myers in the future on products in addition to Metformin GR. Additionally, other companies have sustained release formulations of metformin and ciprofloxacin currently in clinical trials. Flamel Technologies and Andrx Corporation both have metformin products in trials and Bayer Corporation recently began marketing a once-daily ciprofloxacin product for the treatment of uncomplicated urinary tract infection. There may be other companies developing competing products of which we are unaware.

        Competition in pharmaceutical products and drug delivery systems is intense. We expect competition to increase. Competing technologies or products developed in the future may prove superior to the GR System or products using the GR System, either generally or in particular market segments. These developments could make the GR System or products using them noncompetitive or obsolete.

        All of our principal competitors have substantially greater financial, marketing, personnel and research and development resources than we do. In addition, many of our potential collaborative partners have devoted, and continue to devote, significant resources to the development of their own drug delivery systems and technologies.

We depend on third parties for manufacturing of our products. Failure by these third parties would result in lost revenue.

        We do not have and we do not intend to establish in the foreseeable future internal commercial scale manufacturing, marketing or sales capabilities. Rather, we intend to use the facilities of third parties to manufacture commercial quantities of our products. Our dependence on third parties for the manufacture of products using the GR System may adversely affect our ability to deliver such products on a timely and competitive basis. Although we have made arrangements for the third party manufacture of Metformin GR, there may not be sufficient manufacturing capacity available to us when, if ever, we are ready to seek commercial sales of other products using the GR System. If we are unable to contract for a sufficient supply of required products on acceptable terms, or if we encounter delays and difficulties in our relationships with manufacturers, the market introduction and commercial sales of our products will be delayed, and our revenue will suffer.

        Applicable cGMP requirements and other rules and regulations prescribed by foreign regulatory authorities will apply to the manufacture of products using the GR System. We will depend on the manufacturers of products using the GR System to comply with cGMP and applicable foreign standards. Any failure by a manufacturer of products using the GR System to maintain cGMP or comply with applicable foreign standards could delay or prevent their commercial sale.

        In addition, we expect to rely on our collaborative partners or to develop distributor arrangements to market and sell products using the GR System. We may not be able to enter into manufacturing, marketing or sales agreements on reasonable commercial terms, or at all, with third parties.

We could become subject to product liability litigation and may not have adequate insurance to cover product liability claims.

        Our business involves exposure to potential product liability risks that are inherent in the production and manufacture of pharmaceutical products. We have obtained product liability insurance for clinical trials currently underway, but:

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  we may not be able to obtain product liability insurance for future trials;

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  we may not be able to maintain product liability insurance on acceptable terms;

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  we may not be able to secure increased coverage as the commercialization of the GR System proceeds; or

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  our insurance may not provide adequate protection against potential liabilities.

        Our inability to obtain adequate insurance coverage at an acceptable cost could prevent or inhibit the commercialization of our products. Defending a lawsuit would be costly and significantly divert management's attention from conducting our business. If third parties were to bring a successful product liability claim or series of claims against us for uninsured liabilities or in excess of insured liability limits, our business, financial condition and results of operations could be materially harmed.

Business interruptions could limit our ability to operate our business.

        Our operations are vulnerable to damage or interruption from computer viruses, human error, natural disasters, telecommunications failures, intentional acts of vandalism and similar events. In particular, our corporate headquarters are located in the San Francisco Bay area, which is known for seismic activity. We have not established a formal disaster recovery plan, and our back-up operations and our business interruption insurance may not be adequate to compensate us for losses that occur. A significant business interruption could result in losses or damages incurred by us and require us to cease or curtail our operations.

If we cannot meet the American Stock Exchange's requirements for continued listing, the American Stock Exchange may delist our common stock, which would negatively impact the price of our common stock and our ability to sell our common stock.

        Our common stock is listed on the American Stock Exchange, or AMEX. The AMEX rules provide that the AMEX will consider delisting when a company has, among other things, (a) sustained losses in two of its three most recent fiscal years and has shareholders' equity of less than $2,000,000, and (b) sustained losses in three of its four most recent fiscal years and has shareholders' equity of less than $4,000,000. In June 2002, the AMEX notified us that we did not satisfy these criteria and agreed to continue our listing if we submitted an acceptable plan to regain compliance with the AMEX continued listing standards by January 2004. In July 2002, we submitted our plan, which the AMEX approved in September 2002.

        Since we submitted our plan, we have decreased our shareholders' deficit as set forth in the plan. However, we still do not meet the AMEX's minimum shareholders' equity criterion. The AMEX will continue to monitor our progress towards achieving the goals set forth in the plan and may institute delisting proceedings if we fail to make progress consistent with the terms of the approved plan. If we are delisted, it would be far more difficult for our shareholders to trade in our securities and more difficult to obtain accurate, current information concerning market prices for our securities. The possibility that our securities may be delisted may also adversely affect our ability to raise additional financing.

If our common stock is delisted from the American Stock Exchange, we may be subject to the risks relating to penny stocks.

        A penny stock is defined generally as any non-exchange listed equity security that has a market price of less than $5.00 per share, subject to certain exceptions. As of May 14, 2003 our common stock was trading at $2.99. If our common stock were to be delisted from trading on the AMEX and the trading price of the common stock remained or were to fall below $5.00 per share on or after the date the common stock was delisted, trading in such securities would also be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. These rules require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally institutions. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of such securities and the ability of purchasers to sell our securities in the secondary market.

If we lose our key personnel or are unable to attract and retain key management and operating personnel, we may be unable to pursue our product development and commercialization efforts.

        Our success is dependent in large part upon the continued services of John W. Fara, our President and Chief Executive Officer, and other members of our executive management team, and on our ability to attract and retain key management and operating personnel. We do not have agreements with Dr. Fara or any of our other executive officers that provide for their continued employment with us. Management, scientific and operating personnel are in high demand in our industry and are often subject to competing offers. The loss of the services of one or more members of management or key employees or the inability to hire additional personnel as needed could result in delays in the research, development and commercialization of our potential product candidates.

Our advisors may have conflicting obligations to other entities that could result in intellectual property disputes between us and those entities.

        Two groups (the Policy Advisory Board and Development Advisory Board) advise us on business and scientific issues and future opportunities. Certain members of our Policy Advisory Board and Development Advisory Board work full-time for academic or research institutions. Others act as consultants to other companies. In addition, except for work performed specifically for us and at our direction, any inventions or processes discovered by such persons will be their own intellectual property or that of their institutions or other companies. Further, invention assignment agreements signed by such persons in connection with their relationships with us may be subject to the rights of their primary employers or other third parties with whom they have consulting relationships. If we desire access to inventions that are not our property, we will have to obtain licenses to such inventions from these institutions or companies. We may not be able to obtain these licenses on commercially reasonable terms, if at all.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        This prospectus, including the documents incorporated by reference in this prospectus, includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, those relating to:

  •
  results and timing of our clinical trials, including the results of the Metformin GR and Ciprofloxacin GR trials and publication of those results;

  •
  our ability to obtain a marketing partner for Ciprofloxacin GR or other of our products; and

  •
  our plans to develop other product candidates.

        Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in the "Risk Factors" section and elsewhere in this prospectus. We are not obligated to update or revise these forward-looking statements to reflect new events or circumstances

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

USE OF PROCEEDS

        The selling shareholders will receive all of the proceeds from the sale of the shares offered by this prospectus. However, we may receive cash upon exercise of the warrants and options to purchase common stock underlying some of the shares offered by the selling shareholders. We intend to use any proceeds we receive from the exercise of such warrants and options for general corporate purposes.

SELLING SHAREHOLDERS

        The following table sets forth the names of each of the selling shareholders, the number of shares of common stock beneficially owned by each selling shareholder as of April 21, 2003 (together with certain shares subject to warrants not exercisable until July 21, 2003 but that are included in the calculation of shares beneficially owned by the selling shareholders), the number of shares that may be offered pursuant to this prospectus, and the number of shares of common stock that will be beneficially owned by each of the selling shareholders after the offering is completed. This information is based upon information provided to us by each selling shareholder with respect to itself only.

        Percentage ownership for each selling shareholder is based on 25,719,825 shares of common stock outstanding on April 21, 2003. For purposes of this table, beneficial ownership is determined in accordance with Securities and Exchange Commission rules (except that certain shares subject to warrants not exercisable until July 21, 2003 are included in the calculation of shares beneficially owned by the selling shareholders). Shares issuable upon exercise or conversion of other convertible securities held by a selling shareholder that are exercisable within 60 days of April 21, 2003 are considered outstanding for purposes of calculating the percentage owned by such selling shareholder, but not for purposes of calculating the percentage owned by any other selling shareholder. The number of shares of common stock beneficially owned by a selling shareholder after the offering assumes that only shares in this offering are sold. Because the selling shareholders may sell all, part or none of their common stock covered under this prospectus, only an estimate can be given as to the number and percentage of common stock that will be held by each selling shareholder upon termination of this offering.

        This registration statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration.

        As explained below under "Plan of Distribution," we have agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement of which this prospectus is a part. We have also agreed to indemnify the selling shareholders against claims made against them arising out of, among other things, statements made in the registration statement of which this prospectus is a part.

	Shares Beneficially Owned Prior to Offering(1)(2)		Shares Subject to Convertible Securities(2)		Shares Beneficially Owned After the Offering
Selling Shareholder				Shares Offered
	Number	Percent	Number		Number	Percent
Biovail Laboratories Incorporated(3)	7,142,264	24.8	3,050,232	7,142,264	—	—
Donald G. Drapkin	937,050	3.6	56,713	218,750	718,300	2.8
Easton Hunt Capital Partners, L.P.	1,496,576	5.7	377,754	312,500	1,184,076	4.6
H&Q Healthcare Investors(4)	1,125,000	4.3	291,667	1,125,000	—	—
H&Q Life Sciences Investors(4)	750,000	2.9	194,445	750,000	—	—
HBM BioVentures (Cayman) Ltd.	2,500,200	9.5	648,200	2,500,200	—	—
MDS Life Sciences Technology Fund II NC Limited Partnership(5)	1,406,250	5.4	364,584	1,406,250	—	—
MDS Life Sciences Technology Fund II Quebec Limited Partnership(5)	468,750	1.8	121,528	468,750	—	—
MLII Co-Investment Fund NC Limited Partnership(5)	624,999	2.4	162,037	624,999	—	—
Quogue Capital, LLC	398,250	1.5	103,250	398,250	—	—
SC Biotechnology Development Fund LP(5)	624,999	2.4	162,037	624,999	—	—
Special Situations Private Equity Fund, L.P.(6)	988,899	3.8	330,648	812,499	176,400	*
Special Situations Fund III, L.P.(6)	812,499	3.1	210,648	812,499	—	—
Special Situations Cayman Fund, L.P.(6)	250,000	1.0	64,815	250,000	—	—

*
Less than one percent

(1)
The selling shareholders are subject to a voting covenant regarding the election of two nominees to our board of directors, as set forth in the securities purchase agreement, dated April 21, 2003, among DepoMed and the selling shareholders, pursuant to which the shares offered hereby were purchased and sold. DepoMed is aware that certain selling shareholders have made public filings indicating that the selling shareholders may be considered a "group" as that term is used in Section 13(d) of the Exchange Act or under Regulation 13D-G of the Exchange Act. However, each such selling shareholder disclaims membership in any such group and further disclaims beneficial ownership of any securities owned by all other unaffiliated selling shareholders.

(2)
Includes shares issuable upon the exercise of warrants issued to the selling shareholders on April 21, 2003, which warrants become exercisable on July 21, 2003.

(3)
In June 2002, Biovail Laboratories Incorporated was granted two separate options to purchase DepoMed's common stock pursuant to the stock purchase agreement, dated as of May 28, 2002, between DepoMed and Biovail: (i) an option (the "Biovail Option") to acquire 821,959 shares of common stock at an exercise price equal to $5.125 per share; and (ii) an option (the "Purchaser's Option") to acquire common stock up to the amount sufficient for Biovail to have purchased or been granted, pursuant to the provisions of the agreement, 20% of DepoMed's issued and outstanding common stock following exercise of the option at an exercise price initially equal to $5.00 per share, which per share exercise price increases at 20% per year, compounded monthly. The Biovail Option is exercisable until July 9, 2003 and the Purchaser's Option is exercisable until July 9, 2005, in each case, subject to early termination in accordance with the agreement. In May 2002, DepoMed entered into an agreement with Biovail granting Biovail an exclusive license in the United States and Canada to manufacture and market Mertformin GR, DepoMed's metformin product for Type II diabetes.

(4)
This entity may be deemed to be affiliated with Hambrecht & Quist Capital Management LLC.

(5)
This entity may be deemed to be affiliated with MDS Capital Corp.

(6)
MGP Advisors Limited ("MGP") is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc. ("AWM") is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. MG Advisers, L.L.C. ("MG") is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM and MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its fund.

PLAN OF DISTRIBUTION

        We will receive no proceeds from sales of shares in this offering. However, we may receive cash upon exercise of warrants and options to which shares covered by this prospectus are subject, to the extent that the exercise price is paid in cash. The shares offered hereby may be sold by the selling shareholders from time to time in transactions at fixed prices which may be changed, at market prices and terms prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. As used in this prospectus, "selling shareholder" includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests therein received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other non-sale transfer. The shares may be sold by one or more, or a combination of, the following methods:

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  on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the American Stock Exchange;

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  in the over-the-counter market;

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  in negotiated transactions other than on such exchanges;

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  a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the blocks as principal to facilitate the transaction;

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  purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus;

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  an exchange distribution in accordance with the rules of an exchange;

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  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

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  crosses in which the same broker acts as an agent on both sides of the trade;

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  in connection with transactions to cover short sales;

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  distributions by one or more underwriters on a firm commitment or best efforts basis;

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  by pledge or by grant of a security interest in the shares to secure debts and other obligations;

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  through the writing of options, whether the options are listed on an option exchange or otherwise;

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  in connection with the writing of non-traded and exchange-traded call options or put options, in hedge transactions and in settlement of other transactions in standardized over-the-counter options;

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  through the distribution of the shares by any selling shareholder to its partners, members or shareholders; and

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  any other method permitted pursuant to applicable law.

        In transactions involving broker-dealers, broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Broker-dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling shareholder, to purchase as principal any unsold shares. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions in the over-the-counter market, on the American Stock Exchange or through the automated quotation system of the Nasdaq National Market (or any other market, stock exchange or quotation system on which the shares from time to time may be sold, listed or traded), in privately negotiated transactions, or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions. Such transactions may involve crosses and block transactions and may involve sales to and through other broker-dealers, including transactions of the nature described above. The selling shareholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

        In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders also may sell the common stock short and re-deliver the shares to close out those short positions. The selling shareholders also may enter into option or other transactions or the creation of one or more derivative securities with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of shares offered by this prospectus, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect those transactions. The selling shareholders also may pledge or hypothecate shares to a broker-dealer or other financial institution, and, upon a default, that broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus, as supplemented or amended to reflect that transaction. In effecting sales, broker-dealers or agents engaged by the selling shareholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling shareholders in amounts to be negotiated immediately prior to the sale.

        The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in the distribution of the shares may under certain circumstances be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit realized on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Because selling shareholders may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders may be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus.

        Under applicable rules and regulations promulgated under the Exchange Act, any person engaged in the distribution or the resale of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. The selling shareholders may also be subject to applicable provisions of the Exchange Act and the associated rules and regulations promulgated under the Exchange Act, including without limitation Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling shareholders.

        Except as provided below, the selling shareholders will bear all commissions, discounts and other expenses associated with the sale of shares by them. The shares offered hereby are being registered pursuant to contractual obligations, and we have agreed to bear costs, expenses and fees in connection with the registration of the shares being offered under this prospectus. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders. We have agreed to keep the registration of the shares offered hereby effective until the earliest of:

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  the date on which all such shares have been sold;

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  the time when all such shares can be sold within a given three-month period pursuant to Rule 144 under the Securities Act; or

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  the date on which all such shares are freely tradable without restriction under the Securities Act.

LEGAL MATTERS

        The legality of the issuance of the securities being offered hereby is being passed upon by Heller Ehrman White & McAuliffe LLP. Julian N. Stern, the sole shareholder of a professional corporation which was a partner of a predecessor of Heller Ehrman White & McAuliffe LLP, is a director and Secretary of the company. Mr. Stern beneficially owns 120,833 shares of our common stock. Other attorneys at Heller Ehrman White & McAuliffe LLP involved in the representation of the company beneficially own 6,500 shares of our common stock.

EXPERTS

        The financial statements of DepoMed, Inc. appearing in DepoMed, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The following documents previously filed by us with the Securities and Exchange Commission pursuant to the Exchange Act are hereby incorporated by reference in this prospectus and made a part hereof:

  1.
  Our Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the SEC on March 31, 2003;

  2.
  Our Notice of Annual Meeting and Proxy Statement for the 2003 Annual Meeting of Shareholders to be held on May 29, 2003, as filed with the SEC on April 29, 2003;

  3.
  Our Current Report on Form 8-K, as filed with the SEC on April 25, 2003;

  4.
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, as filed with the SEC on May 15, 2003; and

  5.
  The description of our common stock contained in our registration statement on Form 8-A filed on October 27, 1997 under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

        All documents filed with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus.

        Upon written or oral request, we will provide without charge to each person to whom a copy of the prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

        DepoMed, Inc., 1360 O'Brien Drive, Menlo Park, California 94025, Attention: John F. Hamilton, Chief Financial Officer, telephone: (650) 462-5900.

        We are subject to the informational requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the Securities and Exchange Commission's website at http://www.sec.gov. You may also read and copy, at prescribed rates, any document we file with the Securities and Exchange Commission at the Public Reference Room of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Suite 1024, Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission in Chicago, Illinois and New York, New York. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the Securities and Exchange Commission's Public Reference Rooms.

        We have authorized no one to provide you with any information that differs from that contained in this prospectus. Accordingly, you should not rely on any information that is not contained in this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date of the front cover of this prospectus.

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TABLE OF CONTENTS
ABOUT DEPOMED
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE